

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Ann Hand
Chief Executive Officer
Super League Enterprise, Inc.
2912 Colorado Ave., Suite #203
Santa Monica, California 90404

      Re: Super League Enterprise, Inc.
          Registration Statement on Form S-3
          Filed March 15, 2024
          File No. 333-277974

Dear Ann Hand:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone at 202-551-8816 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Jack Kennedy